GREAT-WEST
LIFECO INC.


05005592

January26, 2005

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER


SEC MAIL PROCESSING
RECEIVED
JAN 27 2005
WASH. D.C. 152 SECTION

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Reports filed for shares purchased and cancelled under the Corporation's continuing Normal Course Issuer Bid dated:

- January 7, 2005 (purchase and cancellation of two Normal Course Issuer Bids).
- January 12, 2005 (purchase and cancellation).
- January 20, 2005 (purchase and cancellation).
- January 26, 2005 (purchase and cancellation).

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

PROCESSED
FEB 08 2005
THOMSON
FINANCIAL

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

2005-01-26, 13:13:07, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	41000
Filing date	2005-01-26
Date of transaction	2005-01-21
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	41000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

Exemption # 82-34728

2005-01-26, 13:11:04, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-01-26		
Date of transaction	2005-01-21		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	41000		
Unit price or exercise price	26.7054	Currency	Canadian Dollar
Closing balance of securities held	41000		
General remarks *(if necessary to describe the transaction)*	Share purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-01-20, 12:22:49, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-01-20		
Date of transaction	2005-01-14		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	40100		
Unit price or exercise price	26.1093	Currency	Canadian Dollar
Closing balance of securities held	40100		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-01-20, 12:25:02, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	40100
Filing date	2005-01-20
Date of transaction	2005-01-14
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	40100
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-01-12, 17:09:21, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	20600
Filing date	2005-01-12
Date of transaction	2005-01-07
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	20600
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-01-12, 17:07:16, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-01-12		
Date of transaction	2005-01-07		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	20600		
Unit price or exercise price	26.088	Currency	Canadian Dollar
Closing balance of securities held	20600		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-01-07, 14:52:03, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	6200
Filing date	2005-01-07
Date of transaction	2004-12-31
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities disposed of	6200
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	0
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.
Private remarks to securities regulatory authorities	

Next

2005-01-07, 14:46:28, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-01-07		
Date of transaction	2004-12-31		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	6200		
Unit price or exercise price	26.5419	Currency	Canadian Dollar
Closing balance of securities held	6200		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-01-07, 14:42:42, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	15000		
Filing date	2005-01-07		
Date of transaction	2004-12-31		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities disposed of	15000		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	0		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next

2005-01-07, 14:40:57, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	0		
Filing date	2005-01-07		
Date of transaction	2004-12-31		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	15000		
Unit price or exercise price	26.6179	Currency	Canadian Dollar
Closing balance of securities held	15000		
General remarks *(if necessary to describe the transaction)*	Shares purchased for cancellation by way of Normal Course Issuer Bid.		
Private remarks to securities regulatory authorities			

Next